UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Direct Communication Solutions, Inc.

File No. 024-11319 - CF#37552

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Direct Communication Solutions, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A filed on September 14, 2020.

Based on representations by Direct Communication Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 6.2   through September 14, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Erin K. Jaskot
Legal Branch Chief, Office of Trade & Services